                                                  Exhibit E.3





                     ARTHUR ANDERSEN LLP






                      OCEAN STATE POWER

                     FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1997 AND 1996
                TOGETHER WITH AUDITORS' REPORT

                     ARTHUR ANDERSEN LLP




           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Management Committee of
Ocean State Power:

We have audited the accompanying balance sheets of Ocean State Power (a Rhode Island partnership) as of December 31, 1997 and 1996, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy
Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean State Power as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.


s/Arthur Anderson LLP


Boston, Massachusetts
March 12, 1998

                               OCEAN STATE POWER

                                 BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

                             (DOLLARS IN THOUSANDS)

                                                            1997        1996
                                                        ------------                      ------------

                                      ASSETS

ELECTRIC PLANT, AT ORIGINAL COST                            $240,598    $241,139
Less accumulated depreciation and amortization (Note 2)       80,595      68,636
                                                        ------------------------
          Net electric plant                                 160,003     172,503

CURRENT ASSETS:
   Cash and cash equivalents                                   1,914       4,532
   Accounts receivable:
     Affiliated companies (Notes 1, 3 and 6)                  12,227      12,576
     Other                                                     3,989       4,786
   Inventories:
     Fuel                                                        609         597
     Materials and supplies                                    5,443       6,023
   Prepayments                                                   243         297
                                                        ------------ -----------
          Total current assets                                24,425      28,811

DEFERRED CHARGES AND OTHER ASSETS:
   Unamortized debt expense (Note 2)                           1,157       1,256
   Site restoration fund (Note 2)                              7,443       6,018
   Other                                                         258         273
                                                        ------------ -----------
          Total deferred charges and other assets              8,858       7,547


          Total assets                                      $193,286     208,861
                                                        ============ ===========
                        PARTNERS' CAPITAL AND LIABILITIES

CAPITALIZATION:
   Partners' capital (see accompanying statement)           $ 77,540    $ 79,738
   Long-term debt, net of current maturities (Note 4)         74,011      84,509
                                                        ------------------------
          Total capitalization                               151,551     164,247
                                                        ------------------------
CURRENT LIABILITIES:
   Current maturities of long-term debt (Note 4)               5,998       5,998
   Accounts payable and accrued expenses:
     Affiliated companies                                        848         927
     Other                                                     5,732       9,240
   Accrued interest on debt - affiliates                         257         281
                                                        ------------------------
          Total current liabilities                           12,835      16,446

COMMITMENTS AND CONTINGENCIES (Note 5)

RESERVES AND DEFERRED CREDITS:
   Deferred federal income taxes payable
     by partners (Notes 2 and 7)                              10,383      10,257
   Unamortized investment tax credits (Notes 2 and 7)         10,034      10,777
   Site restoration reserve (Note 2)                           7,443       6,018
   Deferred rent revenue (Note 6)                              1,040       1,116
                                                        ------------------------
          Total reserves and deferred credits                 28,900      28,168

          Total partners' capital and liabilities           $193,286    $208,861
                                                        ========================

    The accompanying notes are an integral part of these financial statements.

                               OCEAN STATE POWER

                              STATEMENTS OF INCOME

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                             (DOLLARS IN THOUSANDS)

                                                            1997        1996
                                                        -----------  -----------

ELECTRIC OPERATING REVENUES (Notes 1 and 2)                $93,810       100,657

OPERATING EXPENSES:
   Fuel costs                                               43,981        43,947
   Operating expense                                         8,412         7,972
   Maintenance expense                                       3,688        10,275
   Depreciation and site restoration (Note 2)               13,224        13,145
   Income taxes payable by partners (Notes 2 and 7)          5,221         5,506
   Property taxes and payments in lieu of taxes (Note 5)     1,758         1,719
                                                       -----------   -----------
                                                            76,284        82,564
                                                       -----------   -----------
     Operating income                                       17,526        18,093

OTHER INCOME (EXPENSE):
   Allowance for other funds used during construction (Note 2)   -           232
   Interest income                                             251           211
   Other, net                                                  (43)          (38)
                                                       -----------   -----------
                                                               208           405

     Income before interest charges                         17,734        18,498

INTEREST CHARGES:
   Long-term debt (Note 4)                                   6,570         7,219
   Allowance for borrowed funds used during construction (Note 2)              -        (113)
                                                       -----------   -----------
                                                             6,570         7,106

     Net income                                            $11,164       $11,392
                                                       ===========   ===========

    The accompanying notes are an integral part of these financial statements.


                                        OCEAN STATE POWER

                            STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                              YEARS ENDED DECEMBER 31, 1997 AND 1996

                                      (DOLLARS IN THOUSANDS)



                                                          EUA         Narragansett
                                          TCPL         Ocean State         Energy      JMC Ocean
                            Power Ltd.       Corp.       Resources Co.     State Corp.     Total
                            ----------    -----------    -------------     -----------  ----------

PARTNERSHIP INTEREST          40.0%          29.9%          20.0%            10.1%        100.0%

BALANCE AT DECEMBER 31, 1995      $32,886         24,582         16,443            8,303       82,214

  Net income                        4,556          3,407          2,279            1,150       11,392

  Current federal income
    taxes payable by partners
    (Notes 2 and 7)                 1,893          1,414            946              479        4,732

  Distributions                    (7,440)        (5,561)        (3,720)          (1,879)     (18,600)
                              -----------     ----------     ----------       ----------  -----------

BALANCE AT DECEMBER 31, 1996      $31,895         23,842         15,948            8,053       79,738

  Net income                        4,466          3,338          2,232            1,128       11,164

  Current federal income
    taxes payable by
    partners (Notes 2 and 7)        2,335          1,746          1,168              589        5,838

  Distributions                    (7,680)        (5,741)        (3,840)          (1,939)     (19,200)
                              -----------     ----------     ----------       ----------  -----------

BALANCE AT DECEMBER 31, 1997      $31,016         23,185         15,508            7,831       77,540
                              ===========     ==========     ==========        =========   ==========


             The accompanying notes are an integral part of these financial statements.

                          OCEAN STATE POWER

                      STATEMENTS OF CASH FLOWS

               YEARS ENDED DECEMBER 31, 1997 AND 1996

       (DOLLARS IN THOUSANDS)

                                                 1997           1996
                                              -----------     --------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                           $11,164       11,392
   Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Income taxes payable by partners                     5,221        5,506
     Depreciation                                        12,102       12,023
     Provision for site restoration                       1,122        1,122
     Site restoration interest                              303          272
     Amortization of debt expense                            99           98
     Amortization of rent revenue                           (76)         (75)
     Allowance for other funds used
        during construction                                   -         (232)
     Salvage                                                589          626
     Changes in assets and liabilities:
        Accounts receivable                               1,146         (606)
        Inventories                                         568       (2,798)
        Prepayments                                          54          (50)
        Accounts payable and accrued expenses            (3,587)       2,980
        Accrued interest                                    (24)         (15)
        Other assets and liabilities                         15           19
                                                    -----------   ----------
          Net cash provided by operating
          activities                                     28,696       30,262

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                    (191)        (999)
   Site restoration fund                                 (1,425)      (1,394)
                                                    -----------   ----------
     Net cash used for investing activities              (1,616)      (2,393)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Distributions to partners                            (19,200)     (18,600)
   Repayment of long-term debt
     Senior notes                                        (5,998)      (5,998)
     Revolver                                            (4,500)        (200)
                                                    -----------  -----------
     Net cash used for financing activities             (29,698)     (24,798)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS     (2,618)       3,071

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR              4,532        1,461
                                                    -----------  -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                  $ 1,914        4,532
                                                    ===========  ===========

CASH PAID FOR INTEREST                                   $6,496        7,135
                                                    ===========  ===========

The accompanying notes are an integral part of these financial statements.

                       OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997


(1)  ORGANIZATION AND BUSINESS


     Organization and Management

     Ocean State Power (OSP) is a Rhode Island general partnership with four general partners (see Note 3). OSP is managed by a committee of representatives from each of the partners and has no employees. Plant operations and project administration are performed under various contractual arrangements as described below.

     Business

     OSP was formed to construct, own and operate a combined cycle electric generating plant located in Burrillville, Rhode Island, adjacent to a second generating plant that is operated by an affiliate, Ocean State Power II (OSP II). The plant's average net capacity is approximately 250 megawatts, and it is fired by natural gas purchased under a firm 20-year gas purchase contract. The plant commenced commercial operations on December 31, 1990. The plant's capacity and energy output are being sold under 20-year take-or-pay unit power agreements to three investor-owned utilities located in Massachusetts and Rhode Island. These utilities are obligated to pay their portion of OSP's total costs, including amounts for income taxes payable by partners, and a return on invested capital. The price of the energy sold is determined based on a Federal Energy Regulatory Commission (FERC) filed cost of service contract with an adjustment factor for unit availability. The following utilities have agreed to purchase electricity generated in the following proportions:

        Power
      Purchase
        Power Purchaser         Affiliate of                 Percentage
        ---------------         ------------           -----------

    Boston Edison Company         -                             23.5%
    New England Power Company     Narragansett Energy
                            Resources Company                    48.5
    Montaup Electric Company      EUA Ocean State Corporation              28.0
                                                         ------
                                                                 100.0%
                                                         ======

(2)                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Regulation

 OSP's rates, operations, accounting and other matters are subject to the regulatory authority of the FERC and other federal and state agencies. Certain gas transportation agreements are also subject to regulation by Canadian authorities.

                       OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                          (Continued)


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Regulation (Continued)

     OSP is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, and, therefore, certain of the accounting principles followed may differ from enterprises in general to reflect the economic effect of rate actions of the FERC. See Note 5 for a discussion of industry restructuring and the related uncertainties associated with accounting for regulated businesses.

     Allowance for Funds Used During Construction

     OSP capitalizes an allowance for funds used during construction (AFUDC), which represents the net cost of borrowed funds used for construction purposes and a reasonable rate of return on OSP's equity when used. These costs will be recovered over the service life of the plant in the form of revenue collected to recover depreciation expense.

     Electric Operating Revenues

     OSP bills its customers monthly based on estimates in accordance with the agreements described in Note 1, with a subsequent true-up to reflect actual costs. Amounts due from customers at year-end but not yet reflected in customers' bills totaled $192,000 in 1997 and $324,000 in 1996 and are included in accounts receivable.

     The unit power agreements contain incentive provisions related to the performance of the facility. These incentives provide for bonuses payable to OSP based on the extent to which the electrical capability of the plant exceeds target performance levels. Alternatively, these incentives provide for decreases in capacity charges payable by power purchasers based on the extent to which the electrical capability of the plant falls below target levels. OSP has billed and recorded revenues related to these performance incentives of $3.5 million in 1997 and $3.9 million in 1996.

     Unamortized Debt Expense

     Unamortized debt expense represents the costs incurred related to project financing and are amortized using the effective interest rate method over the original life of the debt.

                       OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                          (Continued)

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Depreciation and Site Restoration

     Depreciation is provided to allocate the cost of OSP's electric plant on a straight-line basis over the following estimated useful lives:

          Plant and equipment      Remaining life of unit power
                                   agreement (expires 2010)
          Furniture and fixtures   5 years

     Following termination of operations, OSP is obligated to restore the site to its original preconstruction condition. Based on a study conducted in 1991, the estimated cost, in future dollars, for OSP and OSP II is approximately
     $65 million. OSP accrues for one half of the estimated site restoration costs over the life of the plant; OSP II is responsible for the remaining half of the estimated costs. The estimate of site restoration is based on a number of assumptions. The future dollars estimate was determined by inflating individual costs from mid-1993 to the anticipated date of expenditure, expressed at six-month periods, at an annual 4.5% inflation rate. The 1994 FERC Settlement Agreement assumes an after-tax rate of return on amounts collected for site restoration of 5.5%, with collections beginning in November 1991 and continuing through October 2011. Changes in assumptions for such things as labor and material costs, technology, inflation and the timing of site restoration could cause this estimate to change in the near term. OSP recognizes the relative uncertainties associated with site restoration, including its changing technology and the possibility of new requirements of law, and therefore recognizes the need to monitor and adjust site restoration collections through supplemental rate filings with the FERC.

     Funds are deposited into a trust pending their ultimate use. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, OSP and OSP II have classified their site restoration funds as available-for-sale securities and reflected them at fair market value in the accompanying balance sheets. The investment income is retained within the trust account. The cost and fair market value of the site restoration funds at December 31, 1997 were $6,581,000 and $7,443,000, respectively, and at
     December 31, 1996 were $5,459,000 and $6,018,000,
     respectively.

     The staff of the Securities and Exchange Commission has questioned certain current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements of electric utilities. In response to those questions, the Financial Accounting Standards Board (FASB) has initiated a review of the accounting for such costs. The FASB has considered several approaches, including recording the

                       OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                          (Continued)

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Depreciation and Site Restoration (Continued)

     entire estimated liability for decommissioning costs initially, rather than accruing the costs over the operating life of the generating unit. OSP believes that such an accounting change, if adopted by the FASB, would not adversely affect OSP's results of operations due to its ability to recover decommissioning costs through rates.

     Cash and Cash Equivalents

     OSP considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     Income Taxes

     Income taxes are the responsibility of the partners and are not normally reflected in the financial statements of partnerships under generally accepted accounting principles. However, the billing calculation includes an allowance for income taxes, and the FERC requires that OSP record this provision on its records to reflect the income taxes calculated as if OSP were a taxable corporation. The provisions for current and deferred income taxes payable by partners are recorded without regard to whether each partner could utilize its share of OSP tax deductions and investment tax credits. Partners' capital and the net investment base are reduced by the amount equivalent to accumulated deferred federal income taxes payable by partners and unamortized investment tax credit in calculating the allowed return. Investment tax credits are deferred to the extent they would be utilized on a separate-company basis and are amortized over the lives of the related property. At December 31, 1996, OSP has fully utilized its investment tax credits for tax purposes.

     OSP recognizes, in accordance with SFAS No. 109, Accounting for Income Taxes, tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities, including the impact of deferred investment tax credits. The standard also requires the adjustment of deferred tax liabilities or assets for an enacted change in tax laws or rates, among other things.

     Planned Major Overhauls

     Periodic major overhauls of the gas and stream turbines will be necessary to maintain the facility's operating capacity.
     The Partnership follows the direct expensing method for these overhaul costs.

                       OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                          (Continued)

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  PARTNERS' CAPITAL

     The general partners, along with their respective equity interests, at December 31, 1997 are as follows:

                                                          Equity
     Partner                       Affiliate of          Interest
  TCPL Power Ltd.             TransCanada PipeLines Limited         40.0%
  EUA Ocean State Corporation Eastern Utilities Associates          29.9
  Narragansett Energy
    Resources Company         New England Electric System           20.0
  JMC Ocean State Corporation J. Makowski Company, Inc.             10.1
                                                  -----
                                                  100.0%
                                                  =====

(4)  LONG-TERM DEBT

     OSP Finance Company is a finance affiliate of OSP and OSP II (the Partnerships), and each Partnership owns 50% of its common stock. OSP Finance Company's single purpose is to provide long-term financing for the Partnerships. In October 1992, OSP Finance Company issued senior notes to various institutional investors in three tranches with fixed interest rates and varying maturity dates. Upon receipt of the senior note proceeds, OSP Finance Company extended loans to Partnerships, with terms the same as the senior notes.

     On July 20, 1994, the Partnerships entered into a revolving secured credit agreement (the Revolver) with a commercial bank for $15,000,000. The Partnerships must pay an annual commitment fee of .15% on the unused portion of the Revolver. Principal borrowings under the Revolver are payable in full at maturity. The Revolver expires on July 20, 2001 and bears interest at varying rates. The interest rate at December 31, 1997 and 1996 was 6.344% and 6.031%, respectively. The weighted average amount outstanding on this revolver at December 31, 1997 and 1996 was $1,192,000 and $5,317,000 for OSP, respectively.

                       OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                          (Continued)

(4)  LONG-TERM DEBT  (Continued)

     Debt outstanding at December 31, 1997 is as follows (dollars in thousands):

                                     OSP       OSP II     Total
     6.96% Series A senior notes due
        June 15, 2002                        $26,701    $22,887    $49,588
     7.92% Series B senior notes due
        February 15, 2006                     22,077     18,923     41,000
     8.21% Series C senior notes due
        September 15, 2011                    31,231     26,769     58,000
     Revolving line of credit                      -      3,300      3,300
                                             -------    -------    -------
       Total long-term debt                   80,009     71,879    151,888
     Less Current maturities                   5,998      5,141     11,139
                                             -------    -------    -------
     Long-term debt,
        excluding current maturities         $74,011    $66,738   $140,749
                                             =======    =======    =======

     Debt outstanding at December 31, 1996 is as follows (dollars in thousands):

                                     OSP       OSP II     Total
     6.96% Series A senior notes due
        June 15, 2002                        $32,699    $28,028    $60,727
     7.92% Series B senior notes due
        February 15, 2006                     22,077     18,923     41,000
     8.21% Series C senior notes due
        September 15, 2011                    31,231     26,769     58,000
     Revolving line of credit                  4,500      2,000      6,500
                                             -------    -------    -------
       Total long-term debt                   90,507     75,720    166,227
     Less Current maturities                   5,998      5,141     11,139
                                             -------    -------    -------
     Long-term debt,
        excluding current maturities         $84,509    $70,579   $155,088
                                             =======    =======    =======

     The Partnerships are guarantors of the senior note agreement and the Revolver on a joint and several basis. The senior notes and amounts outstanding under the Revolver are collateralized by assignment of the rights and interest in all of the Partnerships' unit power agreements and all resulting proceeds, with the exception, however, of revenues under the unit power agreements that are attributable to domestic gas transportation, on which the domestic gas transporter has a first lien.

                       OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                          (Continued)

(4)  LONG-TERM DEBT  (Continued)

     The senior note agreement and the Revolver contain certain covenants, including restrictions on the creation of liens, sale of assets, amendment of agreements and the incurrence of additional indebtedness.

     OSP's share of the senior notes matures at $5,998,000 per year over the life of the senior notes.

(5)  COMMITMENTS AND CONTINGENCIES

     OSP has entered into various agreements in connection with the operation of the power plant. OSP is obligated under the following agreements/commitments.

     Gas Supply and Transportation

     OSP has a firm, 20-year gas purchase contract with a Canadian supplier for the purchase of 50,000 Mcf per day or a minimum of 12,318,750 Mcf per year, to be delivered to the U.S./Canadian border. OSP may also purchase additional quantities of gas as available. The contract price is based on an initial base price, subject to monthly adjustments based on changes in the New England Power Pool's (NEPOOL) Fossil Fuel Index price. This contract provides OSP with its primary fuel supply while maintaining other gas supply options and oil as backups.

     OSP has a firm, 20-year fuel transportation agreement with Tennessee Gas Pipeline Company for delivery of natural gas from the U.S./Canadian border to the plant. The agreement may be extended beyond 20 years on a year-by-year basis.

     Tax Treaty

     The Partnerships entered into a tax treaty with the Town of Burrillville, Rhode Island, providing for annual payments to the town in lieu of any taxes that would normally be assessed. Payments are to be made quarterly over the 20-year period through 2011 and are to be shared equally by the Partnerships. The total payments for OSP in 1997 and for each of the five years subsequent to December 31, 1997 are as follows (dollars in thousands):

               1997           $1,546
               1998            1,671
               1999            1,774
               2000            1,774
               2001            1,774
               2002            1,924

     Other Commitments

     As part of the costs incurred to obtain the site on which the power unit is constructed, OSP has entered into certain agreements that provide for payments in lieu of taxes in

                            OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                          (Continued)

(5)  COMMITMENTS AND CONTINGENCIES (Continued)

     Other Commitments (Continued)

     addition to the tax treaty above. OSP agreed to make annual payments to the scholarship and community service foundations in Burrillville, Rhode Island, and Uxbridge, Massachusetts, as well as to the Harrisville, Rhode Island, fire district in anticipation of any services to be rendered. Payments are to be made annually over the 20-year life and are to be shared equally by the Partnerships.

     Deferred Revenues

     OSP filed its 1995 supplement to its rate schedules with the FERC on February 1, 1995, setting forth its proposed Return on Equity (ROE) of 12.90% for 1995. Three parties challenged OSP's determination of the ROE and requested a hearing to determine the appropriate ROE for 1995. After a hearing was set, OSP submitted an offer to settle the proceedings at an ROE of 12.33%, which the presiding administrative law judge certified to the FERC. The parties are currently waiting for the FERC's decision on whether to approve the settlement offer. At December 31, 1997, OSP has deferred revenue recognition of $1,021,000 for the difference between 12.90% and 12.33%, OSP's estimated result of the proceedings.

     Industry Restructuring

     The states in which OSP's partners and power purchasers are based have utility restructuring plans in different stages of development or implementation. Some states, such as Massachusetts, call for an earlier initiation of retail competition and divestiture of generation assets, as well as providing for other arrangements for recovery of stranded costs.

     OSP believes that there are many uncertainties associated with any major restructuring of the electric utility industry. Among them are: the positions that will ultimately be taken by the various New England states and their regulatory agencies and their applicability to OSP; the role of the FERC in any restructuring involving OSP, and the ultimate positions it will take on relevant issues within its jurisdiction; to what extent the United States Congress will take legislative action and, if it does, with what results; whether the necessary political consensus can be reached on the significant and complex issues involved in changing the long-standing structure of the electric utility industry; and to what extent electric utilities will be permitted to recover their strandable costs. OSP cannot predict what form the restructuring of the electric utility industry will take, and therefore, what effect any resulting restructuring will have on OSP's business operations or financial results.

                       OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                           (Continued)
(6)  RELATED PARTIES

     Ownership Sales

     In November 1997, agreements were reached whereby an affiliate of TCPL Power Ltd. will acquire all of the issued and outstanding capital stock of JMC Ocean State Corporation and Narragansett Energy Resources Company. As part of the agreements, a separate affiliate of TCPL Power Ltd. will acquire all of the rights and obligations under the OSP and OSP II unit power agreements currently held by New England Power Company. These transactions are expected to close following approvals by federal and state regulators.

     Ground Lease

     OSP entered into an agreement to lease certain property on which OSP II was constructed to OSP II. The original lease term expires on December 31, 2011 and is renewable in five-year periods through September 2088. The lease may be terminated by OSP II with the appropriate written notice to OSP during the initial term. OSP may terminate the lease only upon its purchase of OSP II's power unit.

     Under the provisions of the lease, OSP II paid approximately
     $1.1 million of initial rent upon receipt of its construction financing. OSP has classified amounts under this provision as deferred rent revenue to be amortized over the life of the lease.

     OSP has an option to acquire OSP II's unit at any time at a price equal to the greater of its fair value or any amounts due under any mortgage on the unit.

     Common Facilities Lease

     OSP entered into an agreement to lease to OSP II an undivided interest in certain common facilities. The basic term expired on September 30, 1997. The Partnerships are currently in the process of renewing this lease, which may be extended in five-year increments through September 2088. Rent is payable in an amount equal to OSP II's share of the monthly investment cost of the common facilities for the basic term of the lease and an amount equal to a fair market rental value of the leased property thereafter. OSP II is obligated to share in the costs of maintaining the facility and has an option to purchase its undivided interest in the common facilities for its appraised fair market value. The lease may be terminated by OSP II upon written notice and payment of certain rents based on the fair market value during the canceled term.

     Project Administration Agent

     Effective October 1, 1996, TransCanada Power (TCP), a division of TransCanada Energy Ltd., an affiliate of TCPL Power Ltd., was appointed project administration agent to manage the day-to-day affairs of OSP. TCP is compensated at agreed-upon billing rates that are adjusted annually. TCP was paid approximately $597,000 and $137,000 for services

                          OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                          (Continued)

(6)  RELATED PARTIES (Continued)

     Project Administration Agent (Continued)

     provided in 1997 and 1996, respectively. The prior project administration agent, J. Makowski Management Corp., was paid approximately $727,000 in 1996 for services rendered.

     Interconnection Facility

     The Partnerships entered into an agreement to lease the interconnection facility from Blackstone Valley Electric Company (BVE), an affiliate of Eastern Utilities Associates. Rent payments are to be paid monthly over the 20-year period through 2011 and are to be shared equally by the Partnerships. OSP paid BVE approximately $604,000 in 1997 and $637,000 in 1996 for use of the interconnection facility.

     Gas Layoff Sales

     During the years ended December 31, 1997 and 1996, OSP made the following sales of available gas at market prices to the following affiliate entities (dollars in thousands):

                                                    1997        1996
     Selkirk Cogen Partners (an affiliate
      of JMC Ocean State Corporation)               $141        $16
     US Generating Corp. (an affiliate of
      JMC Ocean State Corporation)                                -            78
     New England Power Company                                    -            17

(7)  PROVISION FOR INCOME TAXES PAYABLE BY PARTNERS

     OSP provides an amount equal to income tax expense as if it were a separate corporation, and this amount is a component of cost of service. The partners are exempt from state income tax in Rhode Island. Computed federal income taxes payable by partners are as follows (dollars in thousands):

                                                                      1997           1996
     Current                                        $5,838      $ 4,732
     Deferred                                          126          271
     Investment tax credits, net                     (743)          503
                                                   -------      -------
                                                    $5,221      $ 5,506
                                                   =======      =======

                       OCEAN STATE POWER

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1997
                          (Continued)

(7)  PROVISION FOR INCOME TAXES PAYABLE BY PARTNERS (Continued)

     The tax effects of the temporary differences and tax carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December
     31, 1997 and 1996 are presented below (dollars in thousands):

                                                      1997         1996
     Deferred tax assets
       Site restoration reserve                     $2,603      $ 2,104
       Deferred rent revenue                           364          390
                                                   -------      -------
          Total deferred tax assets                  2,967        2,494
                                                   -------      -------
     Deferred tax liabilities
       Property, plant and equipment                13,172       12,618
       Regulatory asset                                178          133
                                                   -------      -------
          Total deferred tax liabilities            13,350       12,751
                                                   -------      -------
          Net deferred tax liability               $10,383      $10,257
                                                   =======      =======

     A valuation allowance has not been recorded at December 31, 1997 and 1996, since OSP expects that all deferred income tax assets will be utilized in the future.

(8)  DISCLOSURE OF FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of these investments. The fair value of the site restoration fund is based on the quoted market prices of the investments of the fund. The fair value of long-term debt is estimated based on currently quoted market prices for similar types of borrowing arrangements.

     The estimated fair value of OSP's financial instruments as of December 31, 1997 are as follows (dollars in thousands):

                              Carrying Value                             Fair Value
     Cash and cash equivalents             $ 1,914        $  1,914
     Site restoration fund                                   7,443          7,443
     Long-term debt                                         80,009         72,871

     The estimated fair value of OSP's financial instruments as of December 31, 1996 are as follows (dollars in thousands):

                              Carrying Value                             Fair Value
     Cash and cash equivalents             $ 4,532        $  4,532
     Site restoration fund                                   6,018          6,018
     Long-term debt                                         90,507         96,190